1271 Avenue of the Americas New York, New York 10020-1401 Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com FIRM / AFFILIATE OFFICES
September 25, 2024 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance Office of Mergers & Acquisitions 100 F Street, N.E., Washington, D.C. 20549-3628	Austin Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid	Milan Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Silicon Valley Singapore Tel Aviv Tokyo Washington, D.C.
Attention:	Shane Callahan Perry Hindin

Re:	Spaceship Purchaser, Inc. Schedule TO-T/13E-3 filed September 16, 2024 File No. 005-93410

To the addressees set forth above:

This letter is being submitted on behalf of Spaceship Purchaser, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance, Office of Mergers & Acquisitions, of the Securities and Exchange Commission (the “Commission”), dated September 23, 2024 (the “Comment Letter”), with respect to the Company’s Schedule TO-T/13E-3, filed with the Commission on September 16, 2024. For ease of review, we have set forth below each of the numbered comments of the Comment Letter and the Company’s responses thereto.  Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Schedule TO‑T/13E‑3 or the Offer to Purchase attached thereto as Exhibit (a)(1)(A), as applicable.

SCHEDULE TO-T/13E-3 FILED WITH THE COMMISSION ON SEPTEMBER 16, 2024

1.
Note that only persons or entities that are both Schedule 13E-3 filers and offerors on the Schedule TO may file jointly. As such, it appears the Schedule TO may only include Parent and Merger Sub as filing persons and the remaining filing persons listed on the Schedule TO should file their own separate Schedule 13E-3.

Company’s Response:

In response to the Staff’s comment, we respectfully submit that Parent, Merger Sub, and the other listed Rule 13e-3 filing persons filed a combined statement on Schedule TO and Schedule 13E-3 under the cover of Schedule TO pursuant to General Instruction J under Rule 14d-100 and General Instruction I under Rule 13e-100.  Both General Instruction J under Rule 14d-100 and General Instruction I under Rule 13e-100 permit the filing of a combined statement on Schedule TO and Schedule 13E-3 when a proposed tender offer involves a going private transaction, and neither instruction specifically limits the availability of a joint filing to the offerors in the tender offer.  We note that the joint Schedule TO/13E-3 filings contain all of the information that the Rule 13e-3 filing persons are required to provide on Schedule 13E-3, and each of the Rule 13e-3 filing persons signed the joint filings. Consistent with our discussions with the Staff, we believe based on similar recent precedent transactions and the absence of Commission guidance on the matter that separate Schedule 13E-3 filings for the filing persons other than Parent and Merger Sub (1) should not be required, (2) would provide no additional information to shareholders of Squarespace, Inc. and (3) would create confusion for shareholders of Squarespace, Inc. See, e.g., NGM Biopharmaceuticals, Inc. (filed on 3/8/2024; file no. 005-90978), Jumei International Holding Limited (filed on 2/26/2020; file no. 005-88610) and Pardes Biosciences, Inc. (filed on 7/28/2023; file no. 005-93142).

Such recent precedent transactions involved joint Schedule TO/13E-3 filings reviewed by the Staff, for which the applicable SEC comment letters did not require the parties who were non-bidders in the tender offers to file a separate Schedule 13E-3. In each case, the list of filing persons remained the same all the way through until the final Schedule TO amendment was filed. The filing persons in the proposed transactions are only triggering a Schedule 13E-3 filing by virtue of the rollover of the existing shareholders, which is the same rationale for requiring controlling shareholders to make Schedule 13E-3 filings in each of the precedent transactions discussed with the Staff. Nothing about the proposed transactions meaningfully distinguishes it from such precedent transactions from a Rule 13E-3 perspective.

We remain available to discuss with the Staff at your earliest convenience.

2.
Item 4 of Schedule 13E-3 requires a description of, among other things, “any provision made by the filing person in connection with the transaction to grant unaffiliated security holders access to the corporate files of the filing person or to obtain counsel or appraisal services at the expense of the filing person.” See Item 1004(e) of Regulation M-A. We note that the sections incorporated by reference do not include such information. Please revise, or otherwise advise. If no provision was made, so state.

September 25, 2024

Company’s Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the Offer to Purchase to include on page 94 a disclosure that no such provision was made.

3.
Item 13 of Schedule 13E-3 requires the disclosure of all the financial information specified in Item 1010(a) of Regulation M-A for the issuer of the subject class of securities. We note that the sections incorporated by reference do not include such information. Please revise, or otherwise advise. If you elect to incorporate by reference the financial information required by Item 1010(a) of Regulation M‑A, all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer to telephone interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for guidance on complying with a similar instruction in Schedule TO.

Company’s Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the Offer to Purchase to include on pages 72-73 disclosure of responsive financial information.

4.
Please explain the meaning of the following defined terms and any other terms used in the Offer to Purchase that have not been defined therein: Permira Filing Parties (page 14), Caselena Filing Parties (page 31), Rollover Filing Parties (page 46), Intermediate 2 (page 74), MidCo (page 101), and HoldCo (page 101).

Company’s Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the Offer to Purchase to include (i) a definition of “Permira Filing Parties” on page 31; (ii) a definition of “Casalena Filing Parties” on page 31; (iii) a definition of “Rollover Filing Parties” on page 46; (iv) a definition of “Intermediate 2” on page 76; (v) a definition of “MidCo” on page 104; and (vi) a definition of “HoldCo” on page 104.

5.
See comment 4 above. While we note that you give capitalized terms used, but not otherwise defined, in the Offer to Purchase the same meaning ascribed to such terms in the Merger Agreement, please revise to define the term ‘Unaffiliated Company Stockholders’ in the body of the Offer to Purchase so that investors can readily compare it with the definition of ‘unaffiliated security holder’ under Exchange Act Rule 13e-3(a)(4). See also Item 8 of Schedule 13E-3 and Item 1014(a) of Regulation M-A.

Company’s Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the Offer to Purchase to include the definition of ‘Unaffiliated Company Stockholders’ on the second cover page.

6.
We note the subsection entitled ‘Golden Parachute Compensation’ starting on page 52 of the Offer to Purchase. Please revise your Schedule 13E-3 to incorporate the disclosure in this section under Item 15, or otherwise advise. See Item 1011(b) of Regulation M-A.

September 25, 2024

Company’s Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the Schedule TO-T to incorporate the applicable disclosure in “Special Factors and Other Relevant Information–Section 6–Interests of Squarespace’s Directors and Executive Officers in the Offer–Golden Parachute Compensation” of the Offer to Purchase under Item 15.

7.
We note your description of the Equity Financing starting on page 73 of the Offer to Purchase, which is “subject to the satisfaction of certain customary conditions set forth in the Equity Commitment Letters.” Please expand upon this disclosure to include the material conditions in the Equity Commitment Letters. See Item 10 of Schedule 13E-3 and Item 1007(b) of Regulation M-A.

Company’s Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the description of the Equity Commitment Letters on page 74 of the Offer to Purchase to include a description of all material conditions to the Equity Commitment Letters.

8.
We note the description of the Interim Investors Agreement on page 94 of the Offer to Purchase. Please further expand this disclosure to describe all material provisions of the Interim Investors Agreement. See Item 5 of Schedule 13E-3 and Item 1005(e) of Regulation M-A.

Company’s Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the description of the Interim Investors Agreement on page 96 of the Offer to Purchase to include a description of all material provisions of the Interim Investors Agreement. Please note that such expanded description was included in the definitive proxy statement on Schedule 14A filed with the Commission by Squarespace, Inc. on August 28, 2024.

Please do not hesitate to contact me by telephone at (212) 906-1221 with any questions or comments regarding this correspondence.

Sincerely,

/s/ Amber Banks
Amber Banks of Latham & Watkins LLP

cc:	Peter Flynn, Spaceship Purchaser, Inc.